LUSE GORMAN, PC

Attorneys at Law

5335 WISCONSIN AVENUE, N.W., SUITE 780

Washington, D.C. 20015

Telephone (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2007	nquint@luselaw.com

November 7, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Security Midwest Bancorp, Inc.

Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1

Filed October 31, 2024

File No. 333-282067

To Whom It May Concern:

Pursuant to our phone conversation on November 6, 2024, with the staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding Security Midwest Bancorp, Inc.’s (the “Company”) Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1, filed herewith is the Company’s Pre-Effective Amendment No. 2 to Registration Statement on Form S-1, including exhibits (the “Amended Registration Statement”), which is marked pursuant to SEC Rule 472. The Amended Registration Statement has been revised to annualize the charge-offs in the selected data table at or for the six months ended June 30, 2024 and 2023.

We trust the foregoing is responsive to the Staff’s comments. We request that the Staff advise the undersigned at (202) 274-2007 or Kip A. Weismann of this office at (202) 274-2029 as soon as possible if it has any further comments.

Respectfully,

Ned Quint

Enclosure

cc:	John Stickel, SEC

Eric Envall, SEC

Michael Henderson, SEC

John Spitz, SEC

Stephan P. Antonacci, Security Midwest Bancorp, Inc.

Kip A. Weismann, Esq.